

The Shift Film
September 7 · 🌐

Over $200k in pledges just from word-of-mouth? If you're trying to tell us something...it's working.

Want to express your interest in another round of crowdfunding for The Shift? Just head over to angel.com/theshift and let us know! Only takes a couple minutes.

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

The Shift

Movie | Offering: Reservation

171
BACKERS

$210,515
PLEDGED



theshiftfilm • Following
Fresno Ca

theshiftfilm A sneak peek behind the scenes of things to come.

Special thanks to @stellarlenseproductions for the great video, @cros@crosscity_fresno and @tower_theatre for hosting us, and to @jkstudios/@studioctv's Jason Gray for joining us for...what, exactly? You'll find out soon.

Learn more about The Shift at the link in our bio!

#theSHIFT #scifi #faith #faithbased #shortfilm #film #movie #bts #production #director #directorofphotography #thriller #drama #hollywood #fresno #camera #towertheatre

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kimtaehyung_v_officialy_ Followforfollowback

4w   Reply

tharpegregory 🔥❤️🔥

4w   1 like   Reply

jkstudios This looks amazing!

897 views

SEPTEMBER 22

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 **The Shift Film** is with **Rease Etzler** and **2 others**.
August 27 · 🌐

😊😊 We had a mini Shift short film reunion yesterday!

We're putting together an animatic (lightly animated storyboard) to give ourselves and investors a better idea of what the live action feature film will be like, and that requires all new scenes. Who better to perform them than our original troupe?

Returning were Gregory C Tharpe as Kevin and Travis Cluff as Satan. Erin Heasley, who played Molly in the short, returned as well, but in a few different roles (one of which required a lot screaming!). And joining us for the first time was Rease Etzler, filling in for Tina Simonian (who was not able to join us) as Tina. Even Writer/Director Brock Heasley and Producer Orlando J Gomez joined in for a little voice acting fun.

It was incredible to watch Greg and Travis slide right back into their parts as though no time had passed at all. (In Travis's case, it was just a LITTLE scary...)

Rease had the tricky job of taking over a part originated by someone else, but she absolutely NAILED it. She's gonna break your heart.

Erin made fun of Brock constantly throughout the process, undercutting all his ego's efforts to enlarge. But, he made her say the line "I'm good, baby," so fair is fair.

Hey! Did you know we are currently gauging interest in a third round of crowdfunding? Let us know if you're interested and get on our list of the first to know if we open investment back up by heading over to angel.com/theshift

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.




Tower
COMING SOON
THE SHIFT
ANGEL.COM/THESHIFT

theshiftfilm • Following

theshiftfilm The word is starting to get out.

Want to express your interest in another round of crowdfunding for The Shift? Just head over to angel.com/theshift and let us know! Only takes a couple minutes.

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

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richie2ricardo 🙌🔥

5w 1 like Reply

againstthetidemedia Awesomeness! 👏

5w 1 like Reply

lichiamei 👏👏🤎❤️💚 Love this

Liked by **brockheasley** and **44 others**

SEPTEMBER 20

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